

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2011

<u>Via E-mail</u>
Dr. Steven C. Vick
Chief Executive Officer
USA Synthetic Fuel Corporation
312 Walnut Street
Cincinnati, Ohio 45202

>   **Re:** **USA Synthetic Fuel Corporation**
>   **Form 10-12G**
>   **Filed July 29, 2010**
>   **Form 8-K**
>   **Filed January 21, 2011**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed April 19, 2011**
>   **File No. 000-54044**

Dear Dr. Vick:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

>   Sincerely,
>
>   /s/ Mara L. Ransom
>
>   Mara L. Ransom
>   Assistant Director